

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

September 27, 2007

Ms. Kathleen L. Quirk
Chief Financial Officer
Freeport-McMoRan Copper & Gold Inc.
One North Central Avenue
Phoenix, AZ 85004-4414

> **Re:**   **Freeport-McMoRan Copper & Gold Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2007**
> **Filed February 28, 2007**
> **Response Letter Dated September 19, 2007**
> **File No. 1-11307**

Dear Ms. Quirk:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Deferred Mining Costs, page 50

1.   We note your response regarding stripping costs incurred when multiple pits exist within a mine. Please expand your footnote disclosure to address the following:

- Discuss the criteria you use to determine whether or not stripping associated with the second and subsequent pits should be capitalized or expensed.

- Please explain why you believe these stripping costs represent development costs rather than production costs under U.S. GAAP.

- Address the criteria and factors considered in determining whether a mine is considered separate or integrated.

- Please disclose that diversity in practice exists within the mining industry regarding what represents production stage stripping and how a mine is defined under EITF 04-6.

- Please disclose that some industry participants expense initial stripping costs associated with subsequent pits within a mine.

- If applicable, please disclose the amounts of related costs that were capitalized as of the dates of each balance sheet presented.   Also provide disclosure of the changes in the amounts capitalized for each financial statement period presented.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Ms. Kathleen L. Quirk
Freeport-McMoRan Copper & Gold Inc.
September 27, 2007
page 3

    You may contact Kevin Stertzel at (202) 551-3723 if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3683 with any other questions.

                                    Sincerely,

                                    Jill S. Davis
                                    Branch Chief